

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Carmine Stengone
Chief Executive Officer and President
Contineum Therapeutics, Inc.
10578 Science Center Drive, Suite 200
San Diego, California 92121

Re: Contineum Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 29, 2024
CIK No. 0001855175

Dear Carmine Stengone:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Company Overview, page 1

1. We note your response to our prior comment 3 and reissue in part. You continue to reference PIPE-791 as a "highly differentiated" therapeutic for both IPF and Progressive MS throughout the prospectus. Please revise your disclosure to explain why you believe this is the case, providing support for the use of this term as necessary. In addition, please revise your statement that the company has "demonstrated" the ability to develop selective compounds targeting challenging molecular pathways, as the statement appears premature given the company has not received approval for or commercialized any of its product candidates.

PIPE-791 for the Potential Treatment of IPF, page 2

2.   We note the revisions made in response to our prior comment 4 on pages 2, 5, 114 and 117. Please revise your statement that you believe PIPE-791 "has the potential to be the first FDA-approved once-daily drug to treat IPF," which appears equivalent to claiming it is a first-in-class therapeutic, and is speculative given your current stage of development.

Our Strategy, page 5

3.   Please revise to remove your statements here and on page 117 that you intend to "[r]apidly pursue clinical development of PIPE-791" as it is speculative that you may control the pace of clinical development of your product candidates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

4.   We note your response to our prior comment 9 and reissue in part. Please revise to disclose the exact period of time the J&J License Agreement may expire "after the first commercial sale of such licensed product in such country."

       Please contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jeffrey Thacker, Esq.